Yesmyle, LLC d/b/a Smyle Nation

FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2022 & DECEMBER 31, 2021

(Unaudited)

TABLE OF CONTENTS

Independent Accountant's Review Report

To Management
Yesmyle, LLC
Houston, Texas

We have reviewed the accompanying consolidated financial statements of Yesmyle, LLC d/b/a Smyle Nation (the "Company"), which comprise the balance sheet as of December 31, 2022 and 2021, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Company Management's Responsibility for the Financial Statements

Company management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Andrea M. Biagioli   March 29, 2023
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Signature   Date

Andrea M. Biagioli
Certified Public Accountant (CPA)

Yesmyle, LLC BALANCE SHEET

	As Of			
	December 31, 2022		December 31, 2021	
ASSETS				
CURRENT ASSETS				
Cash & cash equivalents	$	-	$	-
Prepaid expenses		-		30,000
Inventory		9,571		-
Total current assets		9,571		30,000
NON-CURRENT ASSETS				
Scanners		22,776		15,649
Laptops		4,873		-
Accumulated depreciation		(4,034)		(261)
Total non-current assets, net		23,615		15,388
TOTAL ASSETS		33,186		45,388
OWNER'S EQUITY				
Invested capital		158,360		116,687
Retained earnings		(125,174)		(71,299)
Total owner's equity		33,186		45,388
TOTAL LIABILITIES & OWNER'S EQUITY	$	33,186	$	45,388

Yesmyle, LLC INCOME STATEMENT

	Year Ended	
	December 31, 2022	December 31, 2021
REVENUE	$ -	$ -
COST OF REVENUE	-	-
GROSS PROFIT/(LOSS)	-	-
OPERATING EXPENSES		
Research & development	25,000	22,605
Contract labor	6,486	25,000
Legal & accounting services	13,716	23,433
Advertising & marketing	4,330	-
Depreciation expense	3,773	261
Other business expenses	570	-
Total operating expenses	53,875	71,299
OPERATING PROFIT (LOSS)	(53,875)	(71,299)
NET PROFIT (LOSS)	$ (53,875)	$ (71,299)

Yesmyle, LLC CASH FLOW STATEMENT

	Year Ended	
OPERATING ACTIVITIES	**December 31, 2022**	**December 31, 2021**
Net income/(loss)	$ (53,875)	$ (71,299)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation expense	3,773	261
Prepaid expense (increase)/decrease	30,000	(30,000)
Inventory (increase)/decrease	(9,571)	-
Total cash provided/(used) by operating activities:	(29,673)	(101,038)
INVESTING ACTIVITIES		
Purchase of non-current assets	(12,000)	(15,649)
Total cash used by investing activities	(12,000)	(15,649)
FINANCING ACTIVITIES		
Founder's contribution	41,673	116,687
Total cash provided by financing activities	41,673	116,687
Cash at the beginning of period	-	-
Net cash increase/(decrease) for period	-	-
Cash at the end of period	$ -	$ -

Yesmyle, LLC OWNER'S EQUITY STATEMENT

	Year Ended			
	December 31, 2022		December 31, 2021	
OWNER'S EQUITY				
Owner's Equity (Beginning of Year)	$	45,388	$	-
Owner's Contribution (During the Year)		41,673		116,687
Net Income/(Loss) Incurred (During the Year)		(53,875)		(71,299)
Total Owner's Equity	$	33,186	$	45,388

Yesmyle, LLC Notes to the Financial Statements

1.1 ORGANIZATION AND PURPOSE
Yesmyle, LLC ("The Company"), is a limited liability company organized under the laws of the State of Texas. The Company offers clear dental aligners and dental straightening program services.

1.2 Fiscal Year
The Company operates on a December 31st year-end.

1.3 Principles of Consolidation and Basis of Accounting
The financial statements include the accounts of Yesmyle, LLC as on December 31, 2022 and 2021. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

1.4 Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

1.5 Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

2.0 BALANCE SHEET NOTES
2.1 Inventory
Inventory includes impression kits, and clear aligner pouches and cases that will eventually be sold to generate revenue. Inventory is valued at the lower of cost or market and will eventually be recognized in Cost of Goods Sold on a first-in-first-out basis.

2.2 Non-Current Assets
Non-current assets include scanners and laptops which are used to convert patient impression kits to dental images used for clear aligner treatments. For the years ended December 31, 2022 and 2021, a useful life of 60 months was applied to scanners and a useful life of 24 months was applied to laptops, with straight-line depreciation commencing the month each asset was acquired.

3.0 INCOME STATEMENT NOTES
3.1 Research & Development Expense
Research & development expense consists mainly of expenses to develop treatment plans, training, and clear aligner packaging, and are expensed as incurred.

3.2 Contract Labor
Contract labor includes payments to contractors serving as leadership of Yesmyle, LLC.

3.3 Legal & Accounting Services
Legal & accounting services consist mainly of legal expenses incurred in the formation of Yesmyle, LLC.